SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

LYONDELL CHEMICAL COMPANY

(Exact name of registrant as specified in its charter)

Delaware

(State of incorporation or organization)

95-4160558

(I.R.S. Employer I.D. No.)

1221 McKinney Street, Suite 700, Houston, Texas	77010
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
RIGHTS TO PURCHASE COMMON STOCK	NEW YORK STOCK EXCHANGE, INC.

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instructions A. (c) (1), please check the following box. ☐

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. ☐

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

This Amendment No. 1 hereby amends and restates the Registration Statement on Form 8-A filed by Lyondell Chemical Company (formerly Lyondell Petrochemical Company) on December 12, 1995 relating to the Rights to Purchase Common Stock.

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On December 1, 2005, we amended our rights agreement with American Stock Transfer & Trust Company, as rights agent, to extend the “final expiration date” under the rights agreement until December 8, 2015. The rights agreement was entered into by the company on December 8, 1995. Each share of outstanding common stock currently includes one right to purchase from us one share of our common stock at an exercise price of $80.00 per share, subject to adjustment.

The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates and any Series B common stock certificates we issue prior to the rights distribution date. The rights are not exercisable until after the rights distribution date and will expire at the close of business on December 8, 2015, unless we earlier redeem or exchange them as we describe below. Prior to the amendment of the rights agreement, the rights were scheduled to expire at the close of business on December 8, 2005. The rights will separate from the common stock and any Series B common stock and a distribution date would occur, except in some cases, on the earlier of:

•	ten days following a public announcement that a person or group of affiliated or associated persons (collectively, an “acquiring person”) has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of our common equity; or

•	ten business days following the start of a tender or exchange offer that would result, if completed, in a person’s becoming an acquiring person.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person.

Until the rights distribution date:

•	common stock certificates and any Series B common stock certificates, together with in some cases a summary of rights, will evidence the rights, and the rights will be transferable only with those certificates;

•	any new common stock and Series B common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference; and

•	the surrender for transfer of any common stock or Series B common stock certificate will also constitute the transfer of the rights associated with the stock that certificate represents.

As soon as practicable after any rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock and any Series B common stock as of the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock or Series B common stock we issue after the rights distribution date, except:

•	as our board of directors otherwise may determine; and

•	together with shares of common stock or Series B common stock we issue as a result of previously established incentive plans or convertible securities.

A flip-in event will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a permitted offer. The rights agreement generally defines permitted offer to mean a tender or exchange offer for all outstanding shares of common stock and Series B common stock at a price and on terms that a majority of the members of our board of directors who are independent from the acquiring person or the person making the offer determines to be fair to and otherwise in the best interests of our company and our stockholders.

At any time until a person becomes an acquiring person, we may redeem the rights in whole, but not in part, at a redemption price of $.005 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors selects. If our board of directors orders the redemption of the rights, the rights will terminate on the effectiveness of that action, except for the right to receive the redemption price.

If a flip-in event occurs, each right, other than any right that has become null and void as we describe below, will become exercisable, to receive the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of the right.

When a flip-in event occurs, all rights that then are, or in some circumstances were, beneficially owned by or transferred to an acquiring person or specified related parties will become null and void in the circumstances the rights agreement specifies.

A flip-over event will occur under the rights agreement when, at any time from and after the time a person becomes an acquiring person:

•	we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above; or

•	50% or more of our assets, cash flow or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, except rights that previously have become void as we describe above, thereafter will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of the right.

The number of shares of common stock issuable on exercise of a right and the exercise price of the rights are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock occurring prior to the rights distribution date.

With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of common stock, and, in lieu thereof, we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise.

At any time after the occurrence of a flip-in event and prior to (1) a person’s becoming the beneficial owner of 50% or more of the shares of common equity then outstanding or (2) the occurrence of a flip-over event, we may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of common stock, and/or other equity securities we deem to have the same value as one share of common stock, per right, subject to adjustment.

During the time we may redeem the rights, we may, at the direction of our board of directors, amend any of the provisions of the rights agreement other than decreasing the redemption price. Thereafter, we may amend the provisions of the rights agreement, other than the redemption price, only as follows:

•	to cure any ambiguity, defect or inconsistency;

•	to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•	to shorten or lengthen any time period under the rights agreement; provided, however, that we cannot lengthen the time period governing redemption if the rights are no longer redeemable.

Until a right is exercised, the holder thereof, as such, will have no rights to vote or receive dividends or any other rights as a stockholder.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our stockholders. Because our board of directors can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors.

Investors should read the rights agreement, as amended, for more details regarding the provisions we describe above. We have incorporated by reference a copy of the rights agreement and the previous amendments thereto filed with the Securities and Exchange Commission as an exhibit to this registration statement on Form 8-A/A.

ITEM 2. EXHIBITS.

4.1	Rights Agreement dated as of December 8, 1995, which includes as Exhibit A the form of Rights Certificate and as Exhibit B the Summary of Rights to Purchase Common Stock. (Incorporated by reference to Exhibit 1 to the Company’s Current Report on Form 8-K dated as of December 12, 1995 (File No. 1-10145).) Pursuant to the rights agreement, rights certificates will not be mailed until after the distribution date (as defined in the rights agreement).

4.2	Amendment to Rights Agreement dated August 22, 2002. (Incorporated by reference to Exhibit 4.4 to the Company’s Form 8-K dated as of August 22, 2002 (File No. 1-10145).)

4.3	Agreement of Substitution and Amendment of Rights Agreement dated January 1, 2003. (Incorporated by reference to Exhibit 4.6(b) to the Company’s Form 10-K for the year ended December 31, 2002 (File No. 1-10145).)

4.4	Amendment to Rights Agreement dated December 1, 2005.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LYONDELL CHEMICAL COMPANY

Date: December 6, 2005	By:	/s/ Kerry A. Galvin
	Name:	Kerry A. Galvin
	Title:	Senior Vice President, General Counsel and Secretary

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